FORM 15

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

  Certification and Notice of Termination of Registration under Section 12(g)
                   of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
                       Securities Exchange Act of 1934.


                                             Commission File Number   0-12364
                                                                     --------

                            Meridian Bancorp, Inc.
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            (Exact name of registrant as specified in its charter)


                             35 North Sixth Street
                          Reading, Pennsylvania 19601
                               (610) 655-2000
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         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



                       Common Stock ($5.00 par value)
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           (Title of each class of securities covered by this Form)



                                   None
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        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)   [X]       Rule 12h-3(b)(1)(ii)  [ ]
              Rule 12g-4(a)(1)(ii)  [ ]       Rule 12h-3(b)(2)(i)   [ ]
              Rule 12g-4(a)(2)(i)   [ ]       Rule 12h-3(b)(2)(ii)  [ ]
              Rule 12g-4(a)(2)(ii)  [ ]       Rule 15d-6            [ ]
              Rule 12h-3(b)(1)(i)   [ ]

         Approximate number of holders of record as of the certification or notice date: 0

         There are no holders of record of the securities listed above as of the date hereof. All of the common stock of Meridian Bancorp, Inc. outstanding as of April 9, 1996 was converted into common stock, par value $1 per share, of CoreStates Financial Corp pursuant to the merger of Meridian Bancorp, Inc. with and into CoreStates Financial Corp.

         Pursuant to the requirements of the Securities Exchange Act of 1934, CoreStates Financial Corp, as successor to Meridian Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



                                     /s/ David T. Walker
DATE:  April 16, 1996             BY:_______________________________
                                     David T. Walker,
                                     Counsel of CoreStates Financial
                                     Corp, successor by merger to
                                     Meridian Bancorp, Inc.